================================================================================

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM 10-K

                                 ---------------

  (MARK ONE)

      [X]       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                       OR

      [ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                                 ---------------


                       COMMISSION FILE NUMBER 333-18117-01


                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)



            NEW JERSEY                                    22-2426091
   -------------------------------                     -----------------
   (State or other jurisdiction,                         (IRS Employer
    incorporation or organization)                     Identification No.)



                             213 WASHINGTON STREET,
                            NEWARK, NEW JERSEY 07102
               ---------------------------------------------------
               (Address of principal executive offices) (Zip Code)



                                 (201) 802-6000
              ----------------------------------------------------
              (Registrant's Telephone Number, including area code)


           SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                      NONE


           SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE

     INDICATE BY CHECK MARK WHETHER THE REGISTRANT (1) HAS FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 DURING THE PRECEDING 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH
FILING REQUIREMENTS FOR THE PAST 90 DAYS.    YES  X     NO
                                                 ---       ---

     STATE THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRANT: NONE.

     INDICATE THE NUMBER OF SHARES OUTSTANDING OF EACH OF THE REGISTRANT'S CLASSES OF COMMON STOCK, AS OF MARCH 31, 1997. COMMON STOCK, PAR VALUE OF $5 PER
SHARE: 400,000 SHARES OUTSTANDING.

================================================================================

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        STATEMENTS OF FINANCIAL POSITION

                                                               DECEMBER 31,
                                                          1996          1995
                                                       ----------    ----------
                                                                (000'S)
ASSETS
Fixed maturities - Available for sale                  $  555,898    $  513,433
Policy loans                                              113,918        98,194
Short term investments                                     17,002        45,308
                                                       ----------    ----------
               Total invested assets                      686,818       656,935
                                                       ----------    ----------
Cash                                                        3,928          --
Deferred policy acquisition costs                         106,965        96,031
Premiums due                                                  401           344
Accrued investment income                                  12,908        11,579
Receivable from affiliates                                   --           3,616
Federal income tax receivable                                --              69
Other assets                                                1,335           281
Separate Account assets                                   883,261       789,427
                                                       ----------    ----------
TOTAL ASSETS                                           $1,695,616    $1,558,282
                                                       ==========    ==========

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future policy benefits and other policyholders'        $  100,663    $   92,045
 liabilities
Policyholders' account balances                           375,448       375,193
Federal income tax payable                                  1,970          --
Deferred federal income tax payable                        24,175        23,809
Payable to affiliate                                        6,059         5,375
Other liabilities                                          11,990         6,279
Separate Account liabilities                              880,065       787,566
                                                       ----------    ----------
TOTAL LIABILITIES                                       1,400,370     1,290,267
                                                       ----------    ----------
CONTINGENCIES - NOTE 9
STOCKHOLDER'S EQUITY
Common Stock, $5 par value;
        400,000 shares,
        authorized; issued and
        outstanding at December 31, 1996 and 1995           2,000         2,000
Paid-in-capital                                           125,000       125,000
Net unrealized investment gains (less deferred income       2,032         6,588
tax)
Retained earnings                                         166,214       134,427
                                                       ----------    ----------
TOTAL STOCKHOLDER'S EQUITY                                295,246       268,015
                                                       ----------    ----------
TOTAL LIABILITIES AND
STOCKHOLDER'S EQUITY                                   $1,695,616    $1,558,282
                                                       ==========    ==========

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                            STATEMENTS OF OPERATIONS

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                    1996      1995      1994
                                                  ----------------------------
                                                             (000'S)
REVENUES

Premiums                                          $  1,345  $  1,042  $  1,869
Policy charges and fee income                       58,571    59,515    55,021
Net investment income                               43,784    43,530    42,357
Realized investment gains(losses)                    1,221     3,592    (8,310)
Other income                                         4,047     3,900     3,201
                                                  ----------------------------

TOTAL REVENUES                                     108,968   111,579    94,138
                                                  ----------------------------

BENEFITS AND EXPENSES

Policyholders' benefits                             28,653    26,331    22,788
Interest credited to policyholders' account         20,069    21,364    22,151
  balances
Other operating costs and expenses                  12,848    21,881    23,716
                                                  ----------------------------

TOTAL BENEFITS AND EXPENSES                         61,570    69,576    68,655
                                                  ----------------------------

Income before income tax provision                  47,398    42,003    25,483

Income tax provision                                15,611    15,002     9,483
                                                  ----------------------------

NET INCOME                                        $ 31,787  $ 27,001  $ 16,000
                                                  ============================

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                              YEAR ENDED
                                                              DECEMBER 31,
                                                      1996       1995        1994
                                                   --------------------------------
                                                                (000'S)
COMMON STOCK

Balance, beginning of year                         $   2,000   $   2,000   $  2,000
Issued during year                                      --          --         --
                                                   --------------------------------

Balance, end of year                                   2,000       2,000      2,000
                                                   --------------------------------

PAID IN CAPITAL

Balance, beginning of year                           125,000     125,000    125,000
Paid in during year                                     --          --         --
                                                   --------------------------------

Balance, end of year                                 125,000     125,000    125,000
                                                   --------------------------------

NET UNREALIZED INVESTMENT GAINS (LESS DEFERRED
     INCOME TAX)

Balance, beginning of year                             6,588        --         --
Adoption of SFAS 115                                    --       (11,189)      --
Net change in unrealized investment gains(losses)     (4,556)     17,777       --
                                                   --------------------------------

Balance, end of year                                   2,032       6,588       --
                                                   --------------------------------

RETAINED EARNINGS

Balance, beginning of year                           134,427     107,426     91,426
Net income                                            31,787      27,001     16,000
                                                   --------------------------------

Balance, end of year                                 166,214     134,427    107,426
                                                   --------------------------------

TOTAL STOCKHOLDER'S EQUITY                         $ 295,246   $ 268,015   $234,426
                                                   ================================

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                            STATEMENTS OF CASH FLOWS

                                                                               YEAR ENDED
                                                                               DECEMBER 31,
                                                                      1996        1995        1994
                                                                    ---------------------------------
                                                                                 (000'S)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                          $  31,787   $  27,001   $  16,000
Adjustments to reconcile net income to net cash from
     operating activities:
     Increase in future policy benefits and other policyholders'        8,618         900       3,936
       liabilities
     General account policy fee income                                 (9,963)    (11,931)     (7,744)
     Interest credited to policyholders' account balances              20,069      21,364      22,151
     Net decrease (increase) in Separate Accounts                      (1,335)        260        (310)
     Net realized investment (gains)losses                             (1,221)     (3,592)      8,310
     Amortization and other non-cash items                              8,908      (6,839)      3,778
     Change in:
         Accrued investment income                                     (1,329)       (317)       (679)
         Premiums due                                                     (57)         41          26
         Receivable from affiliates                                     3,616      (1,789)       (132)
         Deferred policy acquisition costs                            (10,934)      9,074       4,727
         Other assets                                                    (985)      1,287       2,759
         Payable to affiliate                                             684         807      (3,798)
         Federal income tax payable                                     1,970       8,328      (7,869)
         Deferred federal income tax payable                              366       3,460      (1,183)
         Other liabilities                                              5,711        (304)      2,988
                                                                    ---------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES                                   55,905      47,750      42,960
                                                                    ---------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from the sale/maturity of:
         Fixed maturities:
             Held to maturity                                            --          --       705,888
             Available for sale                                       901,775     553,681        --
     Payments for the purchase of:
         Fixed maturities:
             Held to maturity                                            --          --      (658,008)
             Available for sale                                      (956,483)   (522,757)       --
     Policy loans                                                     (15,724)    (12,917)    (15,511)
     Net proceeds (payments) of short term investments                 28,306      (3,613)    (12,095)
                                                                    ---------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES                                  (42,126)     14,394      20,274
                                                                    ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Policyholders' account balances:
          Deposits                                                     16,754      18,348      22,336
          Withdrawals (net of transfers to/from separate accounts)    (26,605)    (80,509)    (85,590)
                                                                    ---------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES                                   (9,851)    (62,161)    (63,254)
                                                                    ---------------------------------
     Net increase(decrease) in Cash                                     3,928         (17)        (20)
     Cash, beginning of year                                             --            17          37
                                                                    ---------------------------------
CASH , END OF YEAR                                                  $   3,928   $       0   $      17
                                                                    =================================
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Income taxes paid                                             $  11,673   $   7,900   $  17,679
                                                                    =================================

                      SEE NOTES TO THE FINANCIAL STATEMENTS

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND PRINCIPLES

A. GENERAL

Pruco Life Insurance Company of New Jersey (the Company), a stock life insurance company domiciled in New Jersey, is an indirect subsidiary of The Prudential Insurance Company of America (Prudential), a mutual life insurance company, and a direct subsidiary of Pruco Life Insurance Company (Pruco Life), a stock life insurance company domiciled in the state of Arizona. The Company markets individual life insurance and annuities through Prudential's sales force.

B. BASIS OF PRESENTATION

The Financial Accounting Standards Board (FASB) issued Interpretation No. 40, "Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises", as amended by Statement of Financial Accounting Standards (SFAS) No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts", effective for fiscal years beginning after December 15, 1995. Financial statements of mutual life insurance companies, and their wholly owned stock life insurance subsidiaries, for periods beginning after December 15, 1995 which are prepared on the basis of statutory accounting practices will no longer be characterized as in conformity with generally accepted accounting principles (GAAP). As a result, the Company has prepared its 1996 financial statements in accordance with all applicable GAAP pronouncements. The 1995 and 1994 financial statements, which were previously prepared on the statutory basis of accounting, have been restated in accordance with GAAP. The cumulative effect of adopting GAAP as of January 1, 1994 was an increase in retained earnings of $63.6 million. See Note 7 for a reconciliation of the Company's surplus and net income determined in accordance with statutory accounting practices with equity and net income determined on a GAAP basis.

On January 1, 1995, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which expanded the use of fair value accounting for those securities that a company does not have positive intent and ability to hold to maturity. Implementation of this statement decreased stockholder's equity by $11.2 million net of deferred income tax benefit of $6.3 million. In 1994 prior to the adoption of SFAS 115, all fixed maturities were carried at amortized cost.

C. INVESTMENTS

Fixed Maturities - Where the Company may not have the positive intent to hold fixed maturities until maturity, the securities are classified as "Available for Sale." These securities are reported at market value based principally on their quoted market prices. The associated unrealized gains and losses, net of income taxes and deferred policy acquisition costs, are included as a component of equity or if deemed to be other than temporary, are included as a realized loss.

Policy Loans are stated primarily at unpaid principal balances.

Realized Investment Gains and Losses are reported based on specific identification of the investments sold.

Short-term investments are fixed maturities that mature within one year, and are reported at estimated fair value.

D. REVENUE RECOGNITION AND RELATED EXPENSES

Universal life contracts are long duration life insurance contracts that involve significant mortality and morbidity risk with both fixed and guaranteed terms. Investment contracts, such as deferred annuities, are long duration contracts that do not subject the insurance enterprise to risks arising from policyholder mortality or morbidity. Amounts received as payments for these contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist primarily of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration fees and surrender charges. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholders' account balances.

Premiums, policy benefits and claims from individual life policies and payout annuities, generally are recognized in operations when due.

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

E. DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions and other costs which vary with and are primarily related to the production or acquisition of new business. Acquisition costs related to universal life products and investment-type contracts are deferred and amortized in proportion to total estimated gross profits arising principally from investment results, mortality, expense margins and surrender charges based on historical and anticipated future experience. As required, amortization expense also includes the impact of revised estimates to expected gross profits, which is the basis for amortizing deferred policy acquisition costs. Amortization of deferred policy acquisition costs, including the impact of revised estimates of gross profits, was $(2.2) million, $8.9 million, and $11.0 million for the years ended December 31, 1996, 1995, and 1994, respectively. Deferred policy acquisition costs are analyzed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. The effect on the deferred policy acquisition asset that would result from realization of unrealized investment gains(losses) is recognized with an offset to unrealized investment gains(losses) in stockholder's equity.

F. FUTURE POLICY BENEFITS AND POLICYHOLDERS' ACCOUNT BALANCES

Benefit reserve liabilities for payout annuities such as matured deferred annuities and supplementary contracts represent the present values of estimated future benefits payments and related expenses. Present values for matured deferred annuity contracts are computed using interest rates ranging from 6.5% to 8.75%. The mortality assumption for these contracts is the 83 IAM tables. Reserves for supplementary contracts are stated at interest rates that vary from 7.25% to 8.25% using mortality and morbidity assumptions either from company experience or various actuarial tables.

When liabilities for future policy benefits plus the present value of expected future gross deposits are insufficient to provide expected future policy benefits and expenses, unrecoverable deferred policy acquisition costs are written off and thereafter, if required, a premium deficiency reserve is established as a charge to income.

Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represent an accumulation of gross deposits plus interest credited less expense and mortality charges and withdrawals.

Interest crediting rates on life insurance products range from 3.4% to 6.6%.

G. SEPARATE ACCOUNTS

Separate Accounts represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the policyholders. All Separate Account assets are carried at market value. Deposits to all Separate Accounts are reported as increases in Separate Account liabilities, which equal the Separate Account policy account fund values. Charges assessed against policyholders' account balances for mortality, policy administration and surrender charges are included in policy charges and fee income. Mortality and expense risk charges are applied against the policyholders' account balance. The Separate Account assets are legally segregated and are not subject to claims that arise out of any other business of the Company.

H. ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

2. FIXED MATURITIES

Gross unrealized gains and losses for securities, by major security type, are as follows:

                               DECEMBER, 31, 1996
------------------------------------------------------------------------------------------------------
                                                                   Gross         Gross
                                                  Amortized      Unrealized    Unrealized        Fair
(000's)                                             Cost           Gains         Losses          Value
------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasury securities and obligations
of U.S. government corporations and               $ 29,386        $     1        $  174        $ 29,213
agencies

Foreign government bonds                            38,853            420            52          39,221

Corporate securities                               483,439          5,108         1,133         487,414

Mortgage-backed securities                              50           --            --                50

------------------------------------------------------------------------------------------------------
Total                                             $551,728        $ 5,529        $1,359        $555,898
------------------------------------------------------------------------------------------------------

                                DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------
                                                                   Gross         Gross
                                                  Amortized      Unrealized    Unrealized        Fair
(000's)                                             Cost           Gains         Losses          Value
------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE
U.S. Treasury securities and obligations
of U.S. government corporations and               $ 81,806        $ 1,287        $ --          $ 83,093
agencies

Foreign government bonds                            25,849          1,128          --            26,977

Corporate securities                               353,514         11,130           340         364,304

Mortgage-backed securities                          36,872          2,192             5          39,059

------------------------------------------------------------------------------------------------------
Total                                             $498,041        $15,737        $  345        $513,433
------------------------------------------------------------------------------------------------------

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

The amortized cost and estimated fair value of fixed maturities at December 31, 1996, categorized by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may prepay obligations with or without call or prepayment penalties.

                                DECEMBER 31, 1996
---------------------------------------------------------------------------
                                                                Estimated
                                                Amortized         Fair
(000's)                                           Cost            Value
---------------------------------------------------------------------------
AVAILABLE FOR SALE

Due in one year or less                         $ 43,723        $ 43,951

Due after one year through five years            444,883         448,048

Due after five years through ten years            57,989          58,586

Due after ten years                                5,083           5,263

Mortgage-backed securities                            50              50
---------------------------------------------------------------------------

Total                                           $551,728        $555,898
---------------------------------------------------------------------------

Proceeds from the sale of fixed maturities during 1996, 1995, and 1994 were $869.6 million, $535.3 million, and $672.8 million, respectively. Gross gains of $5.2 million, $6.8 million, and $3.3 million and gross losses of $4.0 million, $3.2 million, and $11.6 million were realized on those sales during 1996, 1995, and 1994, respectively.

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994


3. NET INVESTMENT INCOME

                                                                         YEAR ENDED
                                                                         DECEMBER 31,
Net investment income consists of:                             1996         1995         1994
                                                             ----------------------------------
  Gross investment income                                                  (000'S)
       Fixed maturities                                      $ 36,193     $ 36,861     $ 36,565
       Policy loans                                             5,761        5,029        4,290
       Short term investments                                   2,504        2,290        2,364
       Other                                                       28           51           44
                                                             ----------------------------------
                                                               44,486       44,231       43,263
  Investment expenses                                            (702)        (701)        (906)
                                                             ----------------------------------
  Net investment income                                      $ 43,784     $ 43,530     $ 42,357
                                                             ==================================

4. INVESTMENT GAINS(LOSSES)

                                                                         YEAR ENDED
                                                                         DECEMBER 31,
                                                               1996         1995         1994
                                                             ----------------------------------
                                                                           (000'S)
Fixed maturities:
        Realized investment gains                            $  5,232     $  6,785     $  3,327
        Realized investment losses                             (4,011)      (3,193)     (11,637)
                                                             ----------------------------------

Realized investment gains(losses)                            $  1,221     $  3,592     ($ 8,310)
                                                             ==================================



                                                                         YEAR ENDED
                                                                         DECEMBER 31,
                                                               1996         1995           1994
                                                             ----------------------------------
                                                                           (000'S)
Net unrealized investment gains, beginning of period         $  6,588   $   --           $ --

Net unrealized investment gains(losses) on fixed maturities   (11,222)      32,875         --

Deferred income tax benefit(provision)                          4,040      (11,835)        --
Deferred policy acquisition costs (net of deferred income       2,626       (3,263)        --
taxes)
                                                             ----------------------------------
Net change in unrealized investment gains(losses)              (4,556)      17,777         --

Adoption of SFAS 115                                             --        (11,189)        --
                                                             ----------------------------------

Net unrealized investment gains, end of period               $  2,032     $  6,588       $ --
                                                             ==================================

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

5.  FAIR VALUE INFORMATION

The fair value amounts have been determined by the Company using available information and reasonable valuation methodologies. Considerable judgment is applied, as necessary, in interpreting data to develop the estimates of fair value. Accordingly, the estimates presented may not be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a material effect on the estimated fair values.

The following methods and assumptions were used in calculating the fair values.

Fixed Maturities - Fair values for fixed maturities are based on quoted market prices or estimates from independent pricing services.

Policy Loans - The estimated fair value is calculated using a discounted cash flow model based upon current U.S. Treasury rates and historical loan repayment.

Policyholders' Account Balances - Fair values for policyholders' account balances are equal to the policy account values.

Short-term Investments - Fair values for short-term investments are based on quoted market prices or estimates from independent pricing services.

The following table discloses the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1996 and 1995:

                                             1996                            1995
                                CARRYING VALUE    FAIR VALUE    CARRYING VALUE    FAIR VALUE
                                --------------    ----------    --------------    ----------
                                                           (000'S)
Financial Assets:
   Fixed maturities -- Available
      for sale                     $555,898        $555,898        $513,433        $513,433
   Policy loans                     113,918         110,262          98,194          99,057
   Short-term investments            17,002          17,002          45,308          45,308

Financial Liabilities:
   Policyholders'
    account balances               $375,448        $375,448        $375,193        $375,193

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

6. INCOME TAXES

The Company is a member of a group of affiliated companies which join in filing a consolidated federal income tax return in addition to separate company state and local tax returns. The Internal Revenue Code limits the amount of nonlife insurance losses that may offset life insurance company taxable income. Companies operating outside the United States are taxed under applicable foreign statutes.

Pursuant to the tax allocation arrangement, total federal income tax expense is determined on a separate company basis. Members with losses record tax benefits to the extent such losses are recognized in the consolidated federal tax provision.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes.

The components of income taxes are as follows:

                                                           YEAR ENDED
                                                           DECEMBER 31,
                                                   1996       1995       1994
                                                 ------------------------------
                                                             (000'S)
Current income tax provision:
   Federal income tax                            $ 13,589   $ 13,868   $  9,431
   State and local income tax                        (907)     1,380      1,235
                                                 ------------------------------
   Total current income tax                        12,682     15,248     10,666
Deferred income tax provision (benefit):
   Federal income tax                               2,848       (239)    (1,150)
   State and local income tax                          81         (7)       (33)
                                                 ------------------------------
   Total deferred income tax                        2,929       (246)    (1,183)
                                                 ------------------------------
Total income tax provision                       $ 15,611   $ 15,002   $  9,483
                                                 ==============================

The income tax provision is different from the amount computed using the expected federal income tax rate of 35% for the following reasons:

                                                          YEAR ENDED
                                                          DECEMBER 31,
                                                1996         1995        1994
                                              ---------------------------------
                                                            (000'S)

Expected federal income tax expense           $ 16,589     $ 14,702     $ 8,919
State income taxes                                (826)       1,373       1,202
Other                                             (152)      (1,073)       (638)
                                              ---------------------------------
Total income tax provision                    $ 15,611     $ 15,002     $ 9,483
                                              =================================

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

The components of net deferred income taxes payable are as follows:

                                                                YEAR ENDED
                                                                DECEMBER 31,
                                                            1996          1995
                                                           -------       -------
DEFERRED INCOME TAX ASSETS                                        (000'S)
Insurance liabilities                                      $ 6,189       $ 6,966
Other                                                         --             276
                                                           -------       -------
Total deferred income tax assets                           $ 6,189       $ 7,242
                                                           -------       -------

DEFERRED INCOME TAX LIABILITIES
Deferred acquisition costs                                 $28,424       $25,322
Net investment gains                                         1,940         5,729
                                                           -------       -------
Total deferred income tax liabilities                       30,364        31,051
                                                           -------       -------
Deferred federal income tax payable                        $24,175       $23,809
                                                           =======       =======

The Internal Revenue Service (the "Service") has completed examinations of the consolidated federal income tax returns through 1989. The Service is examining the years 1990 through 1992. Discussions are being held with the Service with respect to proposed adjustments. However, management believes there are adequate defenses against, or sufficient reserves to provide for, such adjustments.

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

7. STOCKHOLDER'S EQUITY RECONCILIATION

The reconciliation of statutory net income to GAAP net income, and statutory surplus to GAAP equity as of December 31, 1996, 1995, and 1994 are as follows:

                                                 1996        1995        1994
                                              ---------------------------------
                                                            (000'S)
Statutory net income                          $  24,774   $  25,567   $  16,309
     Deferred acquisition costs                   5,656      (2,589)     (4,727)
     Deferred premium                               221         (58)        241
     Insurance liabilities                        1,154       4,366       4,614
     Income taxes                                (2,883)        510       8,518
     Interest maintenance reserve                  (765)      1,285     (10,327)
     Separate accounts and other                  3,630      (2,080)      1,372
                                              ---------------------------------
GAAP net income                               $  31,787   $  27,001   $  16,000
                                              =================================

Statutory surplus                             $ 216,019   $ 191,607   $ 163,066
     Investment valuation                         4,170      15,392        --
     Deferred acquisition costs                 106,965      96,031     105,105
     Deferred premium                            (2,205)     (2,426)     (2,368)
     Insurance liabilities                      (21,501)    (25,062)    (23,882)
     Income taxes                               (21,829)    (21,510)    (13,015)
     Asset valuation reserve and interest
      maintenance reserve                        13,598      13,966       5,512
     Other                                           29          17           8
                                              ---------------------------------
GAAP stockholder's equity                     $ 295,246   $ 268,015   $ 234,426
                                              =================================

The New York State Insurance Department ("Department") recognizes only statutory accounting for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under the New York Insurance Law, and for determining whether its financial condition warrants the payment of a dividend to its stockholders. No consideration is given by the Department to financial statements prepared in accordance with generally accepted accounting principles in making such determinations.

                      NOTES TO THE FINANCIAL STATEMENTS OF
                   PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                        DECEMBER 31, 1996, 1995, AND 1994

8. RELATED PARTY TRANSACTIONS

A. SERVICE AGREEMENTS

The Company, Prudential, Pruco Life, and Pruco Securities Corporation, an indirect wholly-owned subsidiary of Prudential, operate under service and lease agreements whereby services of officers and employees, supplies, use of equipment and office space are provided. The net cost of these services allocated to the Company were $12 million, $16 million, and $15 million for the years ended December 31, 1996, 1995, and 1994, respectively.

B. PENSION PLANS

The Company is an indirect wholly-owned subsidiary of Prudential which sponsors several defined benefit pension plans that cover substantially all of its employees. Benefits are generally based on career average earnings and credited length of service. Prudential's funding policy is to contribute annually the amount necessary to satisfy the Internal Revenue Service contribution guidelines.

No pension expense for contributions to the plan was allocated to the Company in 1996, 1995, or 1994 because the plan was subject to the full funding limitation under the Internal Revenue Code.

C. POSTRETIREMENT LIFE AND HEALTH BENEFITS

Prudential also sponsors certain life insurance and health care benefits for its retired employees. Substantially all employees may become eligible to receive a benefit if they retire after age 55 with at least 10 years of service. Prudential elected to amortize its obligation over twenty years. A provision for contributions to the postretirement fund is included in the net cost of services allocated to the Company discussed above for the years ended December 31, 1996, 1995, and 1994.

D. REINSURANCE

The Company currently has one reinsurance agreement in place with Prudential (the reinsurer). This contract is a yearly renewable term agreement in which the Company may offer and the reinsurer may accept reinsurance on any life in excess of the Company's maximum limit of retention of $2.5 million. The Company is not relieved of its primary obligation to the policyholder as a result of this reinsurance transaction. This agreement had no material effect on net income for the years ended December 31, 1996, 1995, and 1994.

9. CONTINGENCIES

Several actions have been brought against the Company on behalf of those persons who purchased life insurance policies based on complaints about sales practices engaged in by Prudential, the Company and agents appointed by Prudential and the Company. Prudential has agreed to indemnify the Company for any and all losses resulting from such litigation.

10. DIVIDENDS

The Company is subject to New Jersey law which limits the amount of dividends that insurance companies may pay to stockholders. The maximum dividend which may be paid in any twelve month period without prior approval of the New Jersey Commissioner of Insurance is limited to the greater of 10% of surplus as of December 31 of the preceding year or the net gain from operations of the preceding calendar year. Cash dividends may only be paid out of surplus derived from realized net profits. Based on these limitations and the Company's surplus position at December 31, 1996, the Company would be permitted a maximum of $25 million in dividend distributions in 1997, all of which could be paid in cash, without approval from The State of New Jersey Department of Insurance.

                        Report of Independent Accountants

To the Board of Directors of
Pruco Life Insurance Company of New Jersey

In our opinion, the accompanying statement of financial position and the related statements of operations, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey at December 31, 1996, and the results of its operations and its cash flows for the year in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.


/s/

PRICE WATERHOUSE LLP
New York, New York
April 11, 1997

INDEPENDENT AUDITORS' REPORT

To The Board of Directors of
Pruco Life Insurance Company of New Jersey
Newark, New Jersey

We have audited the accompanying statement of financial position of Pruco Life Insurance Company of New Jersey as of December 31, 1995, and the related statements of operations, stockholder's equity and cash flows for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements presents fairly, in all material respects, the financial position of Pruco Life Insurance Company of New Jersey as of December 31, 1995, and the results of operations and cash flows for the years ended December 31, 1995 and 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company has retroactively adopted all applicable generally accepted accounting principles relating to stock life insurance subsidiaries of mutual life insurance companies and has changed, as of January 1, 1995, the method of accounting for fixed maturity investments.


/s/

Deloitte & Touche LLP
Parsippany, NJ
December 19, 1996

                                   SIGNATURES

     Pursuant to the requirements of Section 13, or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
                                       (Registrant)

                                      By:     /s/ ESTHER H. MILNES
                                          --------------------------------
                                               ESTHER H. MILNES
                                               PRESIDENT

Date: April 24, 1997

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

            SIGNATURE                                TITLE                                            DATE
            ---------                                -----                                            ----

               *
---------------------------------             Chairman of the Board                               April 24, 1997
       WILLIAM F. YELVERTON

               *
---------------------------------             Vice Chairman of the Board and Director             April 24, 1997
       I. EDWARD PRICE

               *
---------------------------------             President and Director                              April 24, 1997
       ESTHER H. MILNES

               *
---------------------------------             Vice President and Comptroller                      April 24, 1997
       LINDA S. DOUGHERTY                       and Chief Accounting Officer

               *
---------------------------------             Director                                            April 24, 1997
       WILLIAM M. BETHKE

               *
---------------------------------             Director                                            April 24, 1997
       IRA J. KLEINMAN

               *
---------------------------------             Director                                            April 24, 1997
       MENDEL A. MELZER



         * By: /s/ THOMAS C. CASTANO
               --------------------------------
                   THOMAS C. CASTANO
                   (ATTORNEY-IN-FACT)